

August 2, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (415) 693-2222

Howard S. Balter
Chief Executive Officer
Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, New York 10017

> **Re: Ad.Venture Partners, Inc.
> Response Letter to Comments on Tax Disclosure to Amendment No. 2
> to Form S-4, Issued July 30, 2007.
> Submitted August 1, 2007
> File No. 333-142319**

Dear Mr. Balter:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material U.S. Federal Income Tax Consequences of the Retraction, Redemption or Purchase of Exchangeable Shares, Attachment A

1. We note your proposed response to comment 2 of our letter dated July 30, 2007. Please note that because Cooley Godward is providing a short form tax opinion, the prospectus disclosure must clearly state that, with respect to the material U.S. federal income taxes discussed therein, such disclosure constitutes the opinion of Cooley Godward. Qualifying the prospectus disclosure as a "summary," "accurate description," "description," or words of similar effect is inappropriate where a short form tax opinion has been provided. It is not sufficient for counsel to opine on the quality of the summary. Accordingly, we reissue prior comment 2.

2. It is unclear whether the first sentence under this heading, indicating counsel's opinion as to "the following" includes material tax consequences addressed under different headings in Attachment A. Please revise the statement at the beginning

of this section to list the sections constituting the tax opinion of Cooley Godward or, alternatively, revise the discussion of each material tax consequence to specifically state that such consequence is the opinion of Cooley Godward.

3. Please confirm that the proposed tax opinion provided as Attachment A includes the opinion of counsel as to the material U.S. federal tax consequences of a voluntary exchange of the exchangeable shares initiated by the security holder.

4. We note your proposed response to comment 3 of our letter dated July 30, 2007. Please revise the statement "it is not possible to determine whether the exchangeable shares . . . will be treated as shares of Purchaser stock or shares of Ad.Venture common stock" to clarify that counsel is unable to express an opinion with respect to this issue.

5. Please also revise to provide the opinion of counsel, rather than Ad.Venture, with respect to whether the exchangeable shares will be treated as shares of a passive foreign investment company. If counsel is unable to express an opinion with respect to this matter, the disclosure should be revised to state this fact, to briefly explain why counsel is unable to opine, and to discuss the possible alternatives and risks to investors of each possible tax consequence.

Opinion of McCarthyTétrault LLP

6. We note your response to comment 5 of our letter dated July 30, 2007. Please revise the second paragraph on page 2 to conform with prior comment 5.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kenneth L. Guernsey
       Gian-Michele A. Marca
       Cooley Godward Kronish LLP
       101 California Street, 5th Floor
       San Francisco, California 94111